EXHIBIT 11
BRUSH ENGINEERED MATERIALS INC. AND SUBSIDIARIES
COMPUTATION OF PER SHARE EARNINGS

	Second Quarter Ended		First Half Ended

	July 1 2005	July 2 2004	July 1 2005	July 2 2004

Basic:
Average shares outstanding	19,224,298	16,704,568	19,210,887	16,661,099

Net Income	$5,530,000	$6,571,000	$9,817,000	$10,324,000
Per share amount	$0.29	$0.39	$0.51	$0.62

Diluted:
Average shares outstanding	19,224,298	16,704,568	19,210,887	16,661,099
Dilutive stock securities based on the treasury stock method using average market price	127,567	423,130	163,252	446,196

Totals	19,351,865	17,127,698	19,374,139	17,107,295

Net Income	$5,530,000	$6,571,000	$9,817,000	$10,324,000
Per share amount	$0.29	$0.38	$0.51	$0.60